

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

He-Siang Yang
Chief Executive Officer
EOS INC.
2F., No. 157, Sec. 2, Nanjing E. Rd.
Zhongshan District
Taipei City 104075 Taiwan (Republic of China)

      Re: **EOS INC.**
          Amendment No. 4 to Form 10-K For the fiscal year ended December 31, 2023
          Filed February 25, 2024
          Response dated February 24, 2024
          File No. 000-55661

Dear He-Siang Yang:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Amendment No. 4 to Form 10-K for the fiscal year ended December 31, 2023
Part I
Item 1. Business, page 5

1.   We note your response to prior comment 4 and your statement on page 9: "if we were required to obtain approval in the future and were denied permission from Chinese authorities to remain quoted on U.S. exchanges and/or quotation servicers, we will not be able to continue to be quoted or listed on U.S. exchanges, which would materially affect the interests of the investors. It is uncertain if, or when the Company will be required to obtain permission from the PRC government to be quoted on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC central or local government to obtain such permission and has not received any denial to remain quoted on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future

laws and regulations relating to its business or industry; if we inadvertently conclude that such approvals are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future." Please expand this disclosure so that it addresses permissions or approvals required for your operations in addition to the existing disclosure concerning permissions or approvals related to listing on an exchange.

2.   Your filing includes disclosures describing the risks related to your operations in China and Hong Kong, including, but not limited to: "There are some risks due to having subsidiaries that are based in China," "Given that some of our directors and officers have significant ties to China and Hong Kong, the Chinese government may exercise oversight and discretion over their conduct including their efforts with our Company," and "Any actions by the Chinese government, including any decision to intervene or influence the operations of any current or future PRC subsidiary...." Given that you derive a majority of your revenue from operations in Hong Kong and because you have customers in both China and Hong Kong, please revise these statements and related disclosures, including risk factor headings, to remove language limiting these risks to having a director, officer or active subsidiary located in China or Hong Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 or Julie Sherman at 202-551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Brett Verona, Esq.